Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 3, 2021

Relating to Preliminary Prospectus dated February 2, 2021

Registration No. 333-251166

Terra Income Fund 6, Inc.
7.00% Notes Due 2026

Pricing Term Sheet
February 3, 2021

This pricing term sheet is qualified in its entirety by reference to Terra Income Fund 6, Inc.’s preliminary prospectus, dated February 2, 2021 (the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Terra Income Fund 6, Inc.
Title of the Securities:	7.00% Notes due 2026 (the “Notes”)
Private Rating:*	Egan-Jones Ratings Company: BBB
Initial Aggregate Principal Amount Being Offered:	$34,750,000
Over-Allotment Option to Purchase Additional Notes:	Up to an additional $5,212,500 aggregate principal amount of Notes within 30 days
Initial Public Offering Price:	100% of aggregate principal amount; gross proceeds of $39,962,500
Underwriting Discount:	$0.78125 per Note; $1,085,937.50 total (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.21875 per Note; $33,664,062.50 total (assuming the over-allotment option is not exercised)
Denominations:	Issue the Notes in denominations of $25.00 and integral multiples of $25.00 in excess thereof
Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.
Type of Note:	Fixed rate note
Coupon Rate:	7.00% per annum
Day Count:	30/360
Trade Date:	February 3, 2021
Settlement Date / Original Issue Date:	February 10, 2021 (T+5)
Stated Maturity Date:	March 31, 2026, unless earlier repurchased or redeemed
Date Interest Starts Accruing:	February 10, 2021

Interest Payment Dates:

Every March 30, June 30, September 30 and December 30, commencing June 30, 2021. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:

The initial interest period will be the period from and including the Original Issue Date to and excluding the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	March 15, June 15, September 15 and December 15, commencing June 15, 2021
Optional Redemption:

The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after February 10, 2023 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the Stated Maturity Date
Listing:	Issuer intends to list the Notes on the New York Stock Exchange under the symbol “TFSA” within 30 days of the Original Issue Date
CUSIP / ISIN:	88104C 202 / US88104C2026
Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc. William Blair & Company, L.L.C. National Securities Corporation

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Investors are advised to carefully consider the investment objectives and risks of Issuer before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Issuer and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Issuer and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Issuer has filed a registration statement including a Preliminary Prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Issuer and this offering. Copies of the Preliminary Prospectus relating to the offering may be obtained for free by visiting the SEC’s website at www.sec.gov or may be obtained from of any of the following investment banks: Ladenburg Thalmann & Co. Inc., Attn: Syndicate Department, 640 5th Ave, 4th Floor New York, NY 10019, or by emailing prospectus@ladenburg.com (telephone number 1-800-573-2541); William Blair & Company, L.L.C., Attn: Preferred Syndicate Department, the William Blair Building, 150 North Riverside Plaza, Chicago, Illinois 60606 or by emailing astout@williamblair.com (telephone number 312-364-8095); or National Securities Corporation, Attn: Syndicate Department, 200 Vesey Street, 25th Floor New York, NY 10281, or by emailing prospectusrequest@nationalsecurities.com (telephone number 1-212-417-3634).